SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For March 2007
Commission File Number 0-28800
______________________
DRDGOLD Limited
EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes                   No

If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of March 2007, incorporated by reference herein:

Exhibit

99.1 Release dated March 9, 2007, entitled “ISSUES OF SHARES FOR CASH UNDER A
        GENERAL AUTHORITY ”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED

Date: March 9, 2007
By: /s/ Themba Gwebu
Name: Themba Gwebu
Title:    Company Secretary

Exhibit 99.1
DRDGOLD Limited
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE share code: DRD
ISIN: ZAE000058723
ARBN number: 086 277 616
NASDAQ trading symbol: DROOY
(“DRDGOLD” or “the company”)

ISSUES OF SHARES FOR CASH UNDER A GENERAL AUTHORITY

1. BACKGROUND

On 6 August 2006 and 13 September 2006, DRDGOLD and DRD (Offshore) Limited, a wholly owned subsidiary of DRDGOLD, (“the Group”), entered into loan agreements with a financial institution ("the agreements”), in terms of which loan facilities of R50 million on a revolving basis and US$33 million (“the facilities”) were provided to the Group.

The agreements provide that the financial institution may call for the repayment of any drawn down portion of the facilities and that DRDGOLD may elect to repay the facilities either in cash or through an issue of new DRDGOLD ordinary shares or a combination thereof.

2. DETAILS OF THE ISSUES

On 15 January 2007, DRDGOLD announced on SENS that under its general authority to issue shares for cash, which general authority was granted to the directors of DRDGOLD at the company’s annual general meetings held on Friday, 4 November 2005 and Friday, 8 December 2006, respectively (“general authority to issue shares for cash”), it had drawn down R340 million of the facilities and had exceeded the threshold of 5% in terms of section 11.22 of the Listings Requirements of the JSE Limited (“the listings requirements”)in order to settle a portion of the draw down on the facilities.

Since that date, the Group has settled a further portion of the draw down on the facilities through the issue of, in aggregate, 15 668 327 new DRDGOLD ordinary shares (“the new shares”) under its general authority to issue shares for cash.

Consequently, DRDGOLD hereby announces that it has exceeded a further 5% threshold and has cumulatively issued in excess of 10% of the securities in issue prior to the draw down of the facilities in terms of the listings requirements.

The new shares were issued at an average price of R5.5481 per new share. The average discount to the 30-day trade-weighted average price per DRDGOLD ordinary share is calculated from the date of the determination of the price of the issue of the new shares in respect of each draw down.

Shares issued      Share price       Discount
4 500 000            R5.7399            6.899%
5 819 475            R5.5103            3.750%
5 348 852            R5.4279            2.810%

3. PRO FORMA FINANCIAL EFFECTS

The directors of DRDGOLD are responsible for the preparation of the pro forma financial effects set out below, which have been prepared for illustrative purposes only, to assist shareholders in assessing the impact of the issues of the new shares ("the issues") on the earnings, headline earnings, net asset value and tangible net asset value per share. The material assumptions are set out in the notes following the table. These pro forma financial effects have been disclosed in terms of the listings requirements and do not constitute a representation of the future financial position, changes in equity, results of operations or cash flows of DRDGOLD.

Before the issues After the issues Change
(cents) (cents) (%)
Loss per share for
continuing operations
22(1) 20(2) 10

Headline loss per share
for continuing operations                                   25(1)
22(2) 9

Net asset value per share                                   32(3)
57(4) 75

Tangible net asset value
per share
32(3) 57(4) 75

Notes:
1. The loss and headline loss per share for continuing operations, as set out in the "Before the issues" column of the table, are based on the unaudited financial results of DRDGOLD for the six months ended
31 December 2006 and 325 172 488 weighted average number of shares in issue.
2. The loss per share and headline loss per share, as set out in the "After the issues" column of the table, are based on 340 840 815 weighted average number of shares in issue and the assumptions that:
- the issues were effective on 1 July 2006;
- the new shares were issued at an average price of R5.5481 per new share; and
- the proceeds of the issue resulting in a pre-tax interest earned of R3.8 million.
3. The net asset value per share and tangible net asset value per share, as set out in the "Before the issues"
column of the table, are based on the unaudited balance sheet of DRDGOLD at 31 December 2006 and
338 523 654 shares in issue.
4. The net asset value per share and tangible net asset value per share, as set out in the "After the issues"
column of the table, are based on a total of 354 191 981 shares in issue and the assumption that the new shares were in issue on 31 December 2006 at an average issue price of R5.5481 per new share.

The pro forma financial information included in this announcement does not purport to be in compliance with Regulation S-X of the rules and regulations of the US Securities Exchange Commission.

Johannesburg
9 March 2007

Corporate Adviser
QuestCo

Sponsor
Standard Bank